

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2020

Gaoyang Liu
Chief Executive Officer
Clancy Corp
2nd Floor, BYD, No. 56, Dongsihuan South Road
Chaoyang District, Beijing, China

  Re: Clancy Corp
    Form 10-K for Fiscal Year Ended July 31, 2019
    Filed November 14, 2019
    File No. 333-213698

Dear Mr. Liu:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences